September 6, 2012

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Matthew Crispino, Staff Attorney

Re:	MGT Capital Investments, Inc. Registration Statement on Form S-3 (the “Registration Statement”) Filed on June 22, 2012 No. 333-182298

Dear Mr. Crispino:

We are counsel to MGT Capital Investments, Inc. (“MGT,” the “Company” or “our client”). On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 13, 2012, relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

General

1.	We note that you are registering 2,181,667 shares of your common stock that underlie a convertible note and warrants issued to Hudson Bay Master Fund. Given the size of this offering relative to the number of your shares presently outstanding, we are concerned that this transaction could be a primary offering of your shares to the public, with this selling shareholder acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed secondary offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

MGT Capital Investments, Inc.

September 6, 2012 Page 2 of 15

We believe that the offering by Hudson Bay Master Fund (“Hudson Bay”) should be properly regarded as a secondary offering, and that Hudson Bay is not, nor should it be deemed to be, a statutory underwriter selling on behalf of the Company in respect of such offering.

To reach this conclusion, we considered the following factors: (i) the length of time that Hudson Bay has held its shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by Hudson Bay of its shares of common stock of the Company, (iii) the relationship between Hudson Bay and the Company, (iv) Hudson Bay is not in the business of underwriting securities, (v) the amount of shares being registered, and (vi) under all the circumstances it does not appear that Hudson Bay should be deemed to be acting as a conduit for the Company. See Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Hudson Bay acquired the right to acquire the shares of common stock underlying the convertible note and warrant in an arms-length transaction in June 2012 for investment purposes and not with a view to distribution. Hudson Bay is not registered as a broker-dealer and is not affiliated with a broker-dealer and is not in the business of underwriting securities. Hudson Bay is not making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

Although Hudson Bay is registering a large percentage of shares of common stock, we do not believe that this alone should result in the conclusion that the secondary offering by Hudson Bay is in reality a primary offering by the Company and that Hudson Bay should be deemed an underwriter selling under the Registration Statement on behalf of the Company. Hudson Bay has not sold any shares of the Company. Absent in this transaction are the floating conversion price features of potentially abusive transaction structures that the Staff has historically sought to limit under Rule 415. These transactions generally consist of convertible notes or other convertible securities being issued with floating conversion prices based on the market price immediately prior to conversion resulting in conversions often for more than the total number of outstanding shares. The Staff has taken the position that public investors are often unaware of the risk that these transactions create due to the issuer’s stock price trading down over time. Here, the convertible note and warrant are convertible and exercisable at a fixed price. Hudson Bay’s ownership is limited by a “blocker provision” in that it may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause Hudson Bay, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion or exercise, and will therefore not become an affiliate of the Company. Hudson Bay has borne the full risk of loss of its ownership interest in the Company since such interests were acquired.

MGT Capital Investments, Inc.

September 6, 2012 Page 3 of 15

Finally, we note that the Registration Statement is a “shelf” registration statement under Rule 415 of the Securities Act of 1933, as amended, that would permit sales in multiple offerings over a three-year period by both the Company and Hudson Bay. As a matter of convenience for the Company and to save the Company additional costs, the Company elected to include all of the shares underlying Hudson Bay's convertible note and warrants on one registration statement rather than filing multiple registration statements over the three-year period.

Based on the above analysis and under all of the circumstances, we do not believe that Hudson Bay is acting as a conduit for the Company, and we do not believe that Hudson Bay is, nor should be deemed to be, a statutory underwriter in respect of an offering under the Registration Statement. As a result, we believe that the proposed offering by Hudson Bay is properly regarded as a secondary offering. This conclusion is consistent with the Securities and Exchange Commission’s published guidance on this question, including Securities Act Rules Compliance and Disclosure Interpretation 612.09.

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note and warrants issued to Hudson Bay Master Fund that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note and warrants).

Total Dollar Value of Securities Underlying the Convertible Note

Market price per share at June 1, 2012	$3.98

Total shares underlying Convertible Notes	1,166,667

Aggregate market value of underlying shares based on market price as of June 1, 2012	$4,643,335

MGT Capital Investments, Inc.

September 6, 2012 Page 4 of 15

Total Dollar Value of Securities Underlying the Warrants

Market price per share at June 1, 2012	$3.98

Total shares underlying Warrants	875,000

Aggregate market value of underlying shares based on market price as of June 1, 2012	$3,482,500

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to Hudson Bay Master Fund, any affiliate of this entity, or any person with whom the entity has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible note and warrants and the total possible payments to Hudson Bay Master Fund and any of its affiliates in the first year following the sale of convertible note and warrants.

Payments to Hudson Bay and Affiliates

In connection with the Convertible Notes, we are or may be required to make the following payments to the Hudson Bay and its affiliates:

Payee	Maximum Interest Payments (1)	Maximum Early Redemption Premiums (2)	Public Information Failure Payments (3)	Total Maximum Payments During First 12 Months (4)

Hudson Bay	$420,000	$8,166,669	$315,000	$595,000

MGT Capital Investments, Inc.

September 6, 2012 Page 5 of 15

_______________________________

(1)	Represents the maximum amount of interest payable (calculated at 8% per annum) by the Company to the Hudson Bay under the Convertible Notes assuming that all Interest Date payments under the Convertible Notes are timely made, that the Convertible Notes are not otherwise converted prior to the maturity date, that interest is paid in cash and that no Event of Default occurs.

(2)	Represents the cash amount that would be payable by the Company if the Company were required to redeem the Convertible Notes as a result of an event of default or change of control assuming the aggregate market value of the shares underlying the Convertible Notes is lower than 125% of the principal amount of the Convertible Notes together with accrued and unpaid interest and accrued and unpaid late charges and the amount of interest that would have accrued with respect to the amount being redeemed through the applicable Interest Date. The Company has the ability to redeem the Note under certain circumstances. The calculation does not take into account any incremental interest that would be payable by reason of an Event of Default. The default interest rate is 18% upon the occurrence and continuance of an Event of Default. The maximum early redemption premium is calculated based on the Issuer’s highest stock price of $7 over the last 52 weeks.

(3)	Represents the maximum monetary penalties that would be payable if at any time during the period commencing from the six (6) month anniversary of the Closing Date and ending at such time that all of the Securities, if a registration statement is not available for the resale of all of the Securities, may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), if (i) the Company shall fail for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (ii) the Company is determined to have been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (each at “Public Information Failure”). As partial relief for the damages to any holder of Securities by reason of any such delay in or reduction of its ability to sell the Securities (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each such holder an amount in cash equal to one and one-half percent (1.5%) of the aggregate Purchase Price of such holder's Securities on the day of a Public Information Failure and on every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (i) the date such Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144.

(4)	Represents the maximum amounts payable in cash under the other columns in this table during the first twelve months after the sale of the Convertible Notes assuming that there is no redemption of Convertible Notes during the first year due to an event or default or change of control.

Net Proceeds from the Hudson Bay Transaction

The following table sets forth the gross proceeds received from the Hudson Bay Transaction and calculates the net proceeds from the Hudson Bay Transaction after deduction of the anticipated payments pursuant to the Convertible Notes and the other Hudson Bay Transaction documents.  The net proceeds do not include the payment of any contingent payments, such as liquidated damages or repayment premiums in the case of default or a change in control.  The net proceeds assumes that all interest and principal will be paid in cash notwithstanding that the Company may pay interest and principal in shares of its common stock under specified circumstances.  The interest amount reflected below assumes that all payments are made when due without any event of default, and the table assumes that none of the Convertible Notes are converted prior to maturity.  Based on the foregoing assumptions, the net proceeds represent approximately 68% of the gross proceeds.

MGT Capital Investments, Inc.

September 6, 2012 Page 6 of 15

Gross Proceeds	$3,500,000
Approximate Aggregate Interest Payments	$(420,000)
Approximate Transaction Costs (including Placement Agent Fees)	$(688,000)
Net Proceeds	$2,392,000

4.	Please provide us, with a view toward disclosure in the prospectus, with tabulardisclosure of:

•	the total possible profit Hudson Bay Master Fund could realize as a result of the conversion discount for the securities underlying the convertible note and warrants, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note and warrants" means the securities underlying the note and warrants that may be received by the selling shareholder]:

o	the market price per share of the securities underlying the convertible note and warrants on the date of the sale of the convertible note and warrants;

o	the conversion price per share of the underlying securities on the date of the sale of the convertible note and warrants, calculated as follows:

➢	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note and warrants; and

➢	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and warrants and determine the conversion price per share as of that date;

MGT Capital Investments, Inc.

September 6, 2012 Page 7 of 15

•	the total possible shares underlying the convertible note and warrants (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares underlying the convertible note and warrants, calculated by using the market price per share on the date of the sale of the convertible note and warrants and the total possible shares underlying the convertible note and warrants;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note and warrants calculated by using the conversion price on the date of the sale of the convertible note and warrants and the total possible number of shares the selling shareholder may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible note and warrants, calculated by subtracting the total conversion price on the date of the sale of the convertible note and warrants from the combined market price of the total number of shares underlying the convertible note and warrants on that date.

The following table sets forth the potential profit to be realized upon conversion by the selling stockholders of the Convertible Notes based on the conversion price at June 1, 2012 and the closing price of our common stock on June 1, 2012 (the date the Convertible Notes were issued):

Potential Profit from Conversion of Convertible Notes

at the Option of Hudson Bay

Market price per share at June 1, 2012	$3.98

Conversion Price per share at June 1, 2012	$3.00

Total shares underlying Convertible Notes	1,166,667

Aggregate market value of underlying shares based on market price as of June 1, 2012	$4,643,335

Aggregate conversion price of underlying shares	$3,500,000

Total dollar amount of discount to market price	$1,143,334

Percentage discount to market price of underlying shares	24.6%

MGT Capital Investments, Inc.

September 6, 2012 Page 8 of 15

The following table sets forth the potential profit to be realized upon exercise of the Warrants by the selling stockholders based on the exercise price at June 1, 2012 and the closing price of our common stock on June 1, 2012 (the date the Warrants were issued):

Potential Profit from Exercise of Warrants

Market price per share at June 1, 2012	$3.98

Exercise Price per share at June 1, 2012	$3.00

Total shares underlying Warrants	875,000

Aggregate market value of underlying shares based on market price as of June 1, 2012	$3,482,500

Aggregate exercise price of underlying shares	$2,625,000

Total dollar amount of discount to market price	$857,500

Total discount to market price of underlying shares	24.6%

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

MGT Capital Investments, Inc.

September 6, 2012 Page 9 of 15

o	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Please see the disclosure provided in Question 4, which encompasses all warrants, options, notes, or other securities of the issuer held by Hudson Bay.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

•	the resulting net proceeds to the issuer; and

MGT Capital Investments, Inc.

September 6, 2012 Page 10 of 15

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to Comment Four and Comment Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments [as disclosed in response to Comment Three] and the total possible discount to the market price of the shares underlying the convertible note and warrants [as disclosed in response to Comment Four] divided by the net proceeds to the issuer from the sale of the convertible notes and warrants, as well as the amount of that resulting percentage averaged over the term of the convertible notes and warrants.

Total Gross Proceeds Payable to Company in the Hudson Bay Transaction(1)	$6,125,000

All Payments that have been made or may be required to be made by Company until Maturity(2)	$735,000

Net Proceeds to Company Assuming Maximum Payments made by Company(3)	$5,390,000

Total Possible Profit to the Selling Stockholders(4)	$2,000,834

Percentage (%) of Payments and Profit over Net Proceeds(5)	50.8%

Percentage (%) of Payments and Profit over Net Proceeds per year of Term(6)	48.1%

________________________________

(1)	Includes gross proceeds payable to the Company on the sale of the Convertible Notes in the amount of $3,500,000 and assumes full exercise of the Warrants. However, there is no assurance that any Warrants will actually be exercised.

(2)	Total possible payments (excluding repayment of principal) payable by us to the selling stockholders or their affiliates assuming the Convertible Notes remain outstanding until the maturity date and that interest is paid in cash. Assumes that no liquidated damages are incurred and that no redemption premium on the Convertible Notes will be applicable.

(3)	Total net proceeds to the Company calculated by subtracting the result in footnote (2) from the result in footnote (1).

MGT Capital Investments, Inc.

September 6, 2012 Page 11 of 15

(4)	This number represents the total possible profit to the selling stockholders based on the aggregate discount to market price of the shares underlying the Convertible Notes and Warrants as indicated in the above table entitled “Potential Profit from Conversion of Convertible Notes” and “Potential Profits from Exercise of Warrants.”

(5)	Percentage of the total possible payments to the selling stockholders as calculated in footnote (2) plus profit calculated in footnote (4) compared to the net proceeds disclosed in footnote (3).

(6)	Based on 18-month term.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholders that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

•	the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Comparison of Registered Shares to Outstanding Shares

The following table compares the number of shares held by persons other than the selling stockholders, affiliates of the Company, and affiliates of the selling stockholders with the number of shares registered for resale and sold by such parties in prior transactions as well as in the current transaction involving the Convertible Notes and Warrants:

MGT Capital Investments, Inc.

September 6, 2012 Page 12 of 15

Shares Outstanding Prior to the Hudson Bay Transaction Held by Persons Other than the Selling Stockholders, or Affiliates of the Company or the Selling Stockholders	1,177,354

Shares Registered for Resale by the Selling Stockholders or Affiliates of the Selling Stockholders in Prior Registration Statements	-

Shares Registered for Resale by Selling Stockholders or Affiliates of the Selling Stockholders that Continue to be Held by Such Persons	-

Shares Sold in Registered Resale Transactions by the Selling Stockholders or Affiliates of the Selling Stockholders	-

Shares Registered for Resale on behalf of the Selling Stockholders or Affiliates of the Selling Stockholders in connection with the Hudson Bay Transaction	2,181,667

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities.

•	whether — based on information obtained from the selling shareholder — the selling shareholder has an existing short position in the company's common stock and, if the selling shareholder has an existing short position in the company's stock, the following additional information:

•	the date on which the selling shareholder entered into that short position; and

•	the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

MGT Capital Investments, Inc.

September 6, 2012 Page 13 of 15

The selling shareholder has confirmed that it does not have any existing short position in the Company’s common stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•	a materially complete description of the relationships and arrangements, including sales of other securities, that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible note and warrants; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We believe that a complete description of the relationships and arrangements between the parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

10.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

The issuer determined the number of shares in view of General Instruction I.B.6 to Form S-3 requiring that issuers with a market value of common equity held by non-affiliates (the public float) of less than $75 million may only sell under a Form S-3, during any 12-month period, securities having an aggregate market value of not more than one-third of the public float of such registrant.

MGT Capital Investments, Inc.

September 6, 2012 Page 14 of 15

Selling Security Holders, page 10

11.	We note from your response to prior comment 2 that J&S Gaming, Inc. is an affiliate of a broker-dealer. Please confirm that at the time of the acquisition of the securities being registered for resale, J&S Gaming, Inc. acquired the shares in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make this representation on behalf of J&S Gaming, Inc., please identify it in the prospectus as an underwriter.

The issuer confirms that the securities being registered for resale by J&S Gaming, Inc. acquired the shares in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Exhibit 5.1

12.	The Indenture appears to be governed by New York law. As such, counsel must opine on the binding nature of the Indenture under New York Law. Please revise paragraph (4) as appropriate. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

We will revise our opinion to opine on the binding nature of the indenture under New York Law.

 We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

MGT Capital Investments, Inc.

September 6, 2012 Page 15 of 15

Very truly yours,

/s/ Arthur Marcus
Arthur Marcus, Esq.

Cc: Robert Ladd, President and CEO

Encls.